UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                NETsilicon, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  64115X 10 5
                                 (CUSIP Number)

              c/o Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP
                             W. Raymond Felton, Esq.
                              99 Wood Avenue South
                                  P.O. Box 5600
                          Woodbridge, New Jersey 07095
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                               September 20, 1999
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement    X   .
(A fee is not required only if the reporting person:

(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

                                   CUSIP NO.
                                  64115X 10 5

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Osicom Technologies, Inc.
         Federal Identification No.  22-2367234


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

   (a),   (b)    Not Applicable


3. SEC USE ONLY



4. SOURCE OF FUNDS*

   AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ___

   Not Applicable

6. CITIZENSHIP OR PLACE OF ORGANIZATION

    New Jersey

                         7.  SOLE VOTING POWER
                                The shares of common stock owned by Osicom
        NUMBER OF               Technologies, Inc. is non-voting stock.
        SHARES
        BENEFICIALLY     8.  SHARED VOTING POWER
        OWNED BY                The shares of common stock owned by Osicom
        EACH                    Technologies, Inc. is non-voting stock.
        REPORTING
        PERSON           9.  SOLE DISPOSITIVE POWER
        WITH                    7,500,000

                         10.  SHARED DISPOSITIVE POWER
                                7,500,000


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,500,000


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* ___


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Osicom Technologies, Inc. owns 55.4% of the outstanding common stock of NETsilicon, Inc.; however, none of the common stock held by Osicom Technologies, Inc. is voting stock.


14.  TYPE OF REPORTING PERSON*

     Corporation

Item 1.  Security and Issuer

     (a) The title of the class of equity securities to which this statement relates is common stock.

     (b) The name and address of the principal executive office of the issuer is:

          NETsilicon, Inc.
          411 Waverley Oaks Road
          Waltham, MA 02545

Item 2.  Identity and Background

         The reporting person is Osicom Technologies, Inc., a corporation organized under the laws of the State of New Jersey. Its principal business is a leading designer, manufacturer and marketer of optical networking products for use in intra-city (also known as "metropolitan" or "metro") networks. Its principal place of business is located at 2800 28th Street, Santa Monica, California 04050.

         During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case.

         During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order.


Item 3.  Source and Amount of Funds or Other Consideration

          N/A

Item 4.  Purpose of Transaction


     The reporting person intends to continue to hold securities of the Issuer. The reporting person also has present intentions to issue options to purchase up to 125,000 shares to its officers, directors and employees consistent with the Underwriting Agreement dated September 15, 1999 among NETsilicon, Inc., CIBC World Markets Corp., U.S. Bancorp, Piper Jaffray Inc. and the reporting person. The reporting person and any transferees pursuant to such potential options are subject to a lock-up agreement executed in connection with the initial public offering of the common stock of the Issuer that for a period of 365 days from the effective date of the initial public offering, the reporting person cannot sell or otherwise dispose of the common stock without the consent of the the Issuer's underwriter.


          The reporting persons have no plans or proposals which relate to or would result in:

          (a)  An  extraordinary  corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (c) Any material change in the present capitalization or dividend policy of the Issuer;

          (d) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

          (e)  Changes  in  the  Issuer's   charter,   by-laws  or   instruments
corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

          (f) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

          (g) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (h) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the reporting person is 7,500,000 shares or 55.4%


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.


Item 7.  Material to be Filed as Exhibits

     There are no exhibits filed with this Schedule.

Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Osicom Technologies, Inc.


                                            /s/Christopher Sue
                                            ______________________________
October 6, 1999                             Christopher Sue
                                               Name/Title